HA Sustainable Infrastructure Capital, Inc. One Park Place, Suite 200 Annapolis, Maryland 21401

April 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	HA Sustainable Infrastructure Capital, Inc.

Registration Statement on Form S-4

File No. 333-286234

Filed March 28, 2025

Acceleration Request

Requested Date: April 23, 2025

Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), HA Sustainable Infrastructure Capital, Inc. (the “Company”) hereby requests on behalf of itself and the subsidiary guarantors named as co-registrants therein that the effective date of the Registration Statement on Form S-4 (File No. 333-286234), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on April 23, 2025, or as soon as practicable thereafter.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Robert M. Worden, Esq. of Clifford Chance US LLP at (212) 878-4970 or matt.worden@cliffordchance.com. Thank you for your assistance with this filing.

Very truly yours,

HA Sustainable Infrastructure Capital, Inc.

By:	/s/ Charles W. Melko
Name: Charles W. Melko
Title: Chief Financial Officer, Treasurer and Executive Vice President

cc:

Andrew S. Epstein, Esq.

Robert M. Worden, Esq.

Clifford Chance US LLP